UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-38051

SOS Limited

(Translation of registrant’s name into English)

Room 8888, Jiudingfeng Building, 888 Changbaishan Road,

Qingdao Area, China (Shandong) Pilot Free Trade Zone

People’s Republic of China

+86 0311-80910921

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission of Matters to a Vote of Security Holders.

SOS Limited (formerly known as China Rapid Finance Limited), a Cayman Islands company (the “Company”) held its 2020 annual general meeting of shareholders at 10:00 a.m. local time, July 17, 2020, at Room 7-705, Zhongjidasha Plaza, 819-1 Yinxianglu Road, Nanxiang Township, Jiading District, Shanghai, 201802, People’s Republic of China. holders of a total of 115,756,208 shares (consisting of 98,484,303 Class A Ordinary Shares and 17,271,905 Class B Ordinary Shares), out of a total of 135,459,759 shares (consisting of 112,252,248 Class A Ordinary Shares and 23,207,511 Class B Ordinary Shares) issued and outstanding and entitled to vote at the Meeting and therefore constituting a quorum of more than a third of the shares outstanding and entitled to vote at the annual general meeting of shareholders as of the record date of June 18, 2020. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	Re-election of directors

The following individuals were re-elected as directors to serve on the Board of Directors of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting.

Director’s Name	For	Against
Yandai Wang	270,396,673	797,500

Hao (Kevin) Chen	270,394,913	801,210

Russell Krauss	270,483,063	713,020

Douglas L. Brown	270,478,933	717,150

Ronggang (Jonathan) Zhang	270,905,523	290,560

Wenbin Wu	270,905,373	290,710

Po Wang	270,381,793	812,290

2.	To approve and adopt an amendment and restatement of the Company’s Fourth Amendment to the Memorandum and Articles of Association, including the removal of certain restrictions on share rights and the change of the Company’s name from “China Rapid Finance Limited” to “SOS Limited”

The shareholders approved the proposal.

For	Against	Abstain
270,441,173	754,140	8,040

3.	To approve and adopt the Company’s 2020 Equity Incentive Plan

The shareholders approved the proposal.

For	Against	Abstain
270,124,353	1,055,930	23,070

Entry into a Material Definitive Agreement

On July 17, 2020, the Company’s wholly owned subsidiary SOS Information Technology Co., Ltd. (“SOS Information”) and the Qingdao West Coast New District Management Committee (the “Qingdao Committee”) entered into certain Investment Cooperation Agreement (the “Agreement”). Pursuant to the Agreement, SOS Information will relocate its headquarters from Guizhou to Qingdao West Coast New District (the “New District”), which is the ninth national new district approved by the State Council of the People’s Republic of China. The Qingdao Committee will coordinate with the relevant regional government functional departments and units on behalf of SOS Information and will assist it in handling various examination and approval procedures related to the relocation construction project. The Qingdao Committee will also grant rewards and incentives to SOS Information for the relocation including cash-back rewards, office space rental and renovation subsidies, apartment rental subsidies, and tax breaks, according to certain milestones of the relocation.

A copy of the unofficial translation of the Agreement is attached hereto as Exhibit 99.1 and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the Agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibit.

Financial Statements and Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Unofficial Translation of Investment Cooperation Agreement, dated July 17, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 21, 2020

SOS Limited

By:	/s/ Yandai Wang
Name:	Yandai Wang
Title:	Chief Executive Officer

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